UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________________________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

February 10, 2022

(Date of Report (Date of earliest event reported))

Tropical Racing, Inc.
(Exact name of issuer as specified in its charter)

Florida

(State or other jurisdiction of

incorporation or organization)

82-1034364

(I.R.S. employer

identification number)

_____________________________________________________________________

1740 Grassy Springs Road, Versailles, Kentucky 40383

(Full mailing address of principal executive offices)

(561) 513-8767

(Issuer’s telephone number, including area code)

_____________________________________________________________________

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one Class A Share and one Class A Common Share purchase warrant.

_____________________________________________________________________

Item 1. Fundamental Changes

Acquisition of Land

On April 1, 2019, Tropical Racing, Inc. (the “Company”), a Florida for-profit corporation duly authorized to conduct business in the state of Kentucky, entered into a Lease and Purchase Option Agreement (the “Lease and Purchase Option Agreement”) with Grassy Springs, LLC, a Kentucky limited liability company, for the lease and purchase option of 200 acres of agricultural land located at 1740 Grassy Springs Road, Versailles, Kentucky 40383 (the “Circle 8 Ranch”). During the term of the agreement, the Company paid $8,500 in monthly rent and made cash payments of $100,000 each year for three years, for a total sum of $300,000, in order to exercise its option to purchase the farm for $2,945,000. The land includes several structures, including a farm house, out buildings, and a main barn with 23 stalls, tack rooms, wash stalls and lab area, in addition to executive offices. The residence on the land is 2,450 square feet of newly renovated living space. The buildings include an equipment barn, shop, and farm implement storage. The land also includes 14 plank fenced paddocks, 6 large fields, a 5/8-mile grass training track, and a pond situated on more than one acre.

On February 10, 2022, the Company executed the Lease and Purchase Option Agreement, purchasing the Circle 8 Ranch for $2,945,000 to include both the real estate and equipment. The sum of $300,000 in prior option payments by the Company was credited to payment of the purchase price at closing.

The foregoing is a summary of the Lease and Purchase Option Agreement and is qualified by reference to the complete text of the Lease and Purchase Option Agreement, which is filed by the Company as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated by reference into this Item 1.

Exhibits

Ex.	Name

6.1	Lease and Purchase Option Agreement*

*Filed as an exhibit to the Tropical Racing, Inc. Regulation A, Offering Statement on Form 1-A filed with the SEC (Commission File No. 024-11454) on February 12, 2021 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROPICAL RACING, INC.

By:	/s/ Troy Levy
Name:	Troy Levy
Title:	President

Date: February 14, 2022

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